File N° 82-4944

06012746

ESSILOR

RECEIVED
2006 APR 24 A 7:24
OFFICE OF INTERNATIONAL CORPORATE FINANCE

COMMUNIQUE

SUPPL

Chiffre d'affaires du 1er trimestre 2006

Un bon début d'année : + 11,5 % en base homogène

PROCESSED
APR 2 5 2006
THOMSON FINANCIAL

Nouvelles acquisitions

Charenton-le-Pont (20 avril 2006) – Au 31 mars, le chiffre d'affaires consolidé d'Essilor, numéro un mondial de l'optique ophtalmique, s'établit comme suit :

En millions d'euros	**1er trimestre 2006**	1er trimestre 2005	Variation publiée	Croissance organique
Chiffre d'affaires consolidé	**692,8**	570,0	+ 21,5 %	+ 11,5 %
Europe	***300,0***	*269,1*	*+ 11,5 %*	*+ 9,8 %*
Amérique du Nord	***309,1***	*238,7*	*+ 29,5 %*	*+ 12,4 %*
Asie Océanie	***60,3***	*47,0*	*+ 28,4 %*	*+ 14,3 %*
Amérique latine	***23,4***	*15,2*	*+ 54,1 %*	*+ 17,3 %*

Le chiffre d'affaires d'Essilor au 1er trimestre 2006 est en hausse de 11,5 % en croissance organique et de 21,5 % en variation réelle. Il se compare à un premier trimestre 2005 modeste.
L'effet de périmètre (+ 4 %) recouvre les acquisitions effectuées en 2005 et au début de cette année.
L'effet de change atteint + 6 % ; il est principalement corrélé à la hausse des dollars américain et canadien ainsi qu'à celle du réal brésilien entre le 1er trimestre 2005 et le 1er trimestre 2006.

Dans un marché globalement bien orienté, le groupe a enregistré une croissance sensible des volumes vendus et une évolution favorable du mix produit. Notamment, Varilux Physio®, le nouveau verre progressif généraliste d'Essilor, lancé au cours du premier trimestre dans les matériaux à hauts indices, a été très bien accueilli par les consommateurs et par les professionnels de l'optique.

L'Europe a ainsi retrouvé un meilleur niveau d'activité et l'Amérique du Nord, l'Asie et l'Amérique latine ont poursuivi leur croissance dynamique.

dlw 4/24

ESSILOR

Nouvelles acquisitions

Essilor a poursuivi ses acquisitions au 1er trimestre :

En Nouvelle-Zélande, Essilor a pris le contrôle de **Prolab**, situé à Wellington, et augmenté sa participation à 50 % dans **Olab**, situé à Christchurch. Ces deux laboratoires de prescription réalisent un chiffre d'affaires combiné de 4 millions de dollars US.

En Inde, le groupe a acheté les actifs de **Delta CNC**, un laboratoire situé à Ahmedabad.

Aux Etats-Unis, Essilor a acquis **Uniscoat Inc.**, un centre antireflet en Californie, et **PerfeRx Optical Co., Inc.**, un laboratoire distributeur de Varilux® situé dans le Massachusetts. Le chiffre d'affaires total de ces deux laboratoires est de 7 millions de dollars US.

Au total, depuis le 1er janvier, le groupe a réalisé dix opérations de croissance externe représentant un chiffre d'affaires en année pleine de 26 millions d'euros.

Une conférence téléphonique aura lieu ce jour à 9 heures.

Le numéro à composer est : 01 72 26 01 95

Elle sera retransmise en différé et accessible sur internet par le lien suivant :
http://hosting.3sens.com/Essilor/20060420-2C89A437/fr

Prochain rendez-vous :

Le chiffre d'affaires du 1er semestre 2006 sera publié le 20 juillet 2006.

Essilor International est le numéro un mondial de l'optique ophtalmique et propose, sous les marques phares Varilux®, Crizal®, Airwear® et Essilor®, une large gamme de verres pour corriger la myopie, l'hypermétropie, la presbytie et l'astigmatisme. Essilor est présent sur les cinq continents au travers de ses 16 sites de production, de ses 215 laboratoires de prescription (finition des verres) et de ses réseaux de distribution.

L'action Essilor est cotée sur le marché Euronext à Paris et fait partie de l'indice CAC 40.

Codes : ISIN : FR 0000121667 ; Reuters : ESSI.PA ; Bloomberg : EF FP.

Relations Investisseurs et Communication Financière

Véronique Gillet

Tél. : 01 49 77 42 16

File N° 82-4944

ESSILOR

PRESS RELEASE

A Good Start To The Year

First-Quarter Revenue Up 11.5% Like-for-Like

Recent Acquisitions

Charenton-le-Pont, France (April 20, 2006) – Essilor, the world leader in ophthalmic optics, today announced its consolidated revenue for the three months ended March 31, 2006:

In euros millions	**March 31, 2006**	March 31, 2005	% Change	Like-for-like growth
Revenue	**692.8**	570.0	21.5%	11.5%
Europe	***300.0***	*269.1*	*11.5%*	*9.8%*
North America	***309.1***	*238.7*	*29.5%*	*12.4%*
Asia Pacific	***60.3***	*47.0*	*28.4%*	*14.3%*
Latin America	***23.4***	*15.2*	*54.1%*	*17.3%*

Revenue for the first three months of 2006 was up 11.5% like-for-like and 21.5% as reported, in comparison with a relatively weak prior-year period. Acquisitions made in 2005 and early 2006 added 4% to reported growth, while the currency effect was a positive 6%, primarily reflecting the increase in the US dollar, Canadian dollar and Brazilian real against the euro compared with first-quarter 2005.

In a generally expanding market, the Group reported significant growth in unit sales and a favorable shift in the product mix. In particular, the new Varilux Physio® progressive lens, which was launched in high-index materials during the first quarter, has proven highly popular with consumers and eyecare professionals alike.

As a result, business improved in Europe, while continuing to enjoy robust growth in North America, Asia and Latin America.

ESSILOR

Recent Acquisitions

Essilor continued to acquire new companies in the first quarter:

- In New Zealand, Wellington-based **Prolab** was acquired and the stake in Christchurch-based **Olab** was raised to 50%. These two prescription laboratories have combined revenue of US$4 million.
- In India, the Group acquired the assets of **Delta CNC**, a laboratory based in Ahmedabad.
- In the United States, **Uniscoat Inc.**, a coating facility in California, and **PerfeRx Optical Co., Inc.**, a Varilux® distributor in Massachusetts, were both acquired. The two companies reported total revenue of US$7 million.

In all, Essilor has acquired ten companies since January 1, representing full-year revenue of €26 million.

A conference call will be held today at 10:00 a.m. Paris time.

The number to dial is: +44 (0)161 601 89 20

The conference will be available for later listening at:
http://hosting.3sens.com/Essilor/20060420-2C89A437/en

Next financial announcement

First-half 2006 revenue: July 20, 2006

Essilor International is the world leader in ophthalmic optical products, offering a wide range of lenses under the flagship Varilux®, Crizal®, Airwear® and Essilor® brands to correct myopia, hyperopia, presbyopia and astigmatism. Essilor operates worldwide through 16 production sites, 215 lens finishing laboratories and local distribution networks. The Essilor share trades on the Euronext Paris market and is included in the CAC 40 index (ISIN: FR 0000121667; Reuters: ESSI.PA; Bloomberg: EF FP).

Investor Relations and Financial Communication

Véronique Gillet

Phone: +33 (0)1 49 77 42 16